FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

26 JANUARY 2004

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD ANNOUNCES US SEC CONFIRMS ANGLOGOLD EXEMPTION
REGARDING MERGER WITH ASHANTI



News Release

anglogold

(Incorporated in the Republic of South Africa)
(Registration Number: 1944/017354/06)
ISIN Number:ZAE000043485
JSE Share Code: ANG
NYSE Ticker: AU

CORPORATE AFFAIRS DEPARTMENT
16th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
Tel: (+27 11) 637-6385 or Fax: (+27 11) 637-6399/6400
SJL/CAD/AGO392.04
26 January 2004

US SEC CONFIRMS ANGLOGOLD EXEMPTION REGARDING MERGER WITH ASHANTI

AngloGold has received confirmation from the United States Securities and Exchange Commission (SEC) of the availability of an exemption under Section 3(a)(10) of the US Securities Act of 1933 that will enable AngloGold to issue its shares in the scheme relating to the merger of AngloGold and Ashanti, without registration in the United States.

Once the required approvals of the Parliament and Government of Ghana have been received, the scheme documents will be finalised and distributed to Ashanti shareholders. AngloGold anticipates that the transaction will be completed during April 2004.

ends

Queries:
www.anglogold.com

South Africa	Tel:	Mobile:	E-mail:
Steve Lenahan	+27 11 637 6248	+27 83 308 2200	slenahan@anglogold.com
Alan Fine	+27 11 637 6383	+27 83 250 0757	afine@anglogold.com
Shelagh Blackman	+27 11 637 6379	+27 83 308 2471	skblackman@anglogold.com
Europe & Asia			
Tomasz Nadrowski		+1 917 912 4641	tnadrowski@anglogold.com
USA			
Charles Carter	(Toll free) 800 417 9255		
	+1 212 750 7999		cecarter@anglogold.com
Australia			
Andrea Maxey	+61 8 9425 4604	+61 438 001 393	amaxey@anglogold.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 26 JANUARY 2004   By: /s/ C R BULL

                                        Name: C R Bull
                                        Title: Company Secretary